JM

Johnson Matthey

SEC Mail Processing
Section

AUG 19 2008

Washington, DC
110

August 1, 2008

Robert M. Talley
[redacted]esident-Corporate, General Counsel
and Secretary
Office of the President

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4355 9284
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

08004544

SUPPL

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**16 July 2008**
2.	**Annual General Meeting**	**22 July 2008**
3.	**Press Release**	**22 July 2008**
4.	**Notification of Transactions of Directors/Persons**	**23 July 2008**
5.	**Notification of Transactions of Directors/Persons**	**23 July 2008**
6.	**Notification of Major Interests in Shares**	**29 July 2008**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

PROCESSED
AUG 29 2008
THOMSON REUTERS

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/lls
Enclosure
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

8/28

JOHNSON MATTHEY INC.
NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   P N Hawker
   D W Morgan
   L C Pentz
   J N Sheldrick
   S Farrant
   W F Sandford
   I F Stephenson
   N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	24
P N Hawker	24

D W Morgan	24
L C Pentz	24
J N Sheldrick	24
S Farrant	24
W F Sandford	24
I F Stephenson	24
N Whitley	24

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

    N/A

13. Price per share or value of transaction:

    £16.005

14. Date and place of transaction:

    16 July 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	102,442
P N Hawker	15,716
D W Morgan	40,924
L C Pentz	18,998
J N Sheldrick	97,276

16. Date issuer informed of transaction:

    16 July 2008

17. Date of grant:

    N/A

18. Period during which or date on which it can be exercised:

    N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
16 July 2008

Annual General Meeting held on Tuesday 22 July 2008

Johnson Matthey plc announces that at today's Annual General Meeting all resolutions were passed on a poll. The results of the poll are as follows:

No.	RESOLUTI ON	FOR	FOR (%)*	AGAINST	AGAINST (%)*	VOTES WITHHELD**
1	To receive the Annual Report and Accounts	140,036,040	99.92	111,214	0.08	47,614
2	To receive and approve the Directors' Remuneration Report	137,768,877	99.77	321,461	0.23	2,104,530
3	To declare a final dividend	140,185,173	100.00	0	0.00	9,695
4	To elect Mrs D C Thompson	139,542,266	99.55	631,678	0.45	20,924
5	To re-elect Mr D W Morgan	138,881,249	99.16	1,180,865	0.84	132,754
6	To re-elect Mr A M Thomson	139,541,752	99.55	630,177	0.45	22,663
7	To re-elect Mr R J W Walvis	139,537,730	99.55	631,289	0.45	23,317
8	To re-appoint KPMG Audit Plc as auditors	139,808,422	99.81	259,242	0.19	127,204
9	To authorise the directors to determine the remuneration of the auditors	140,061,073	99.92	113,805	0.08	19,990
10	To authorise the Company to make political donations and incur political expenditure within certain limits	139,172,771	99.41	821,558	0.59	200,539
11	To authorise the directors to allot shares	139,164,293	99.29	1,001,269	0.71	29,306
12	To disapply the pre-emption rights attaching to shares	139,592,504	99.67	464,905	0.33	137,459
13	To authorise the Company to make market purchases of its own shares	140,145,139	99.98	33,499	0.02	16,230
14	To adopt new Articles of Association	137,328,774	97.98	2,832,805	2.02	33,289

* Figures shown are percentages of total votes cast excluding votes withheld.
** A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes for or against a resolution.

In accordance with Listing Rule 9.6.2, two copies of all resolutions passed as special business have been submitted to the Financial Services Authority and will be available for inspection at the UKLA's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade

Canary Wharf .
London
E14 5HS

Enquiries to: Angela Purtill, Assistant Company Secretary, Johnson Matthey plc
Telephone: 020 7269 8461

22 July 2008

Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Interim Management Statement
Released	07:00 22-Jul-08
Number	5499Z07

JM Johnson Matthey

RNS Number : 5499Z
Johnson Matthey PLC
22 July 2008

For release at 7.00 am on Tuesday 22nd July 2008

Johnson Matthey Plc
Interim Management Statement

Commenting on current trading at the Annual General Meeting to be held at 11.00 a.m. today, Sir John Banham, Chairman of Johnson Matthey, will provide the following statement:

"Johnson Matthey has made a strong start to the new financial year. In the first quarter to 30th June 2008 revenues grew by 33%, sales excluding the value of precious metals increased by 12%, and profit before tax and amortisation of acquired intangibles was 22% higher than in the same period last year.

Environmental Technologies Division's sales and profits were well ahead of last year. Autocatalyst sales continue to grow strongly in Asia, where the group is gaining share, although sales have fallen in North America reflecting a drop in the overall demand for cars and trucks. Argillon, which was acquired in February 2008, has made an encouraging initial contribution as demand for catalysts for the reduction of oxides of nitrogen (NOx) has grown across a range of markets. Process Technologies' operating profit was well ahead with the very high price of oil increasing demand for catalysts for hydrogen and methanol.

Precious Metal Products Division was also well ahead in the quarter. Our marketing and distribution business achieved good sales growth benefiting from the high prices of platinum group metals (pgms). The division's manufacturing businesses have also continued to perform well with good demand for fabricated pgm products. Fine Chemicals & Catalysts Division has made a good start to the new year with growing volumes of catalyst products and increased sales of fine chemicals.

Borrowings and interest were higher than in the first quarter of 2007/08 mainly as a result of the acquisition of Argillon. On 12th June 2008 we agreed a further £100 million long term loan facility from the European Investment Bank which is provided to support the group's increasing investment in research and development.

The second quarter has begun well and the group has a strong order book. We are benefiting from increasing global demand for products which reduce pollution and protect the environment. Despite increasingly difficult macroeconomic conditions we expect profit before tax for the half year to 30th September 2008 to be well ahead of the same period last year."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225

www.matthey.com

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick

S Farrant
W F Sandford
F K Sheffy
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees (C.I.) Limited

8. State the nature of the transaction:

Allocation of shares under the Johnson Matthey Long Term Incentive Plan 2007. The shares are subject to a three year vesting period and an Earnings Per Share performance target.

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	56,239
P N Hawker	21,853
D W Morgan	21,531
L C Pentz	21,853
J N Sheldrick	28,602
S Farrant	9,721
W F Sandford	15,318
F K Sheffy	10,659
I F Stephenson	14,729
N Whitley	9,780

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£18.67

14. Date and place of transaction:

23 July 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

	*Total holding under Johnson Matthey Long Term Incentive Plans**
N A P Carson	237,669
P N Hawker	92,835
D W Morgan	93,879
L C Pentz	92,835
J N Sheldrick	124,878

** These include the Johnson Matthey Long Term Incentive Plan 1998 and the Johnson Matthey Long Term Incentive Plan 2007*

16. Date issuer informed of transaction:

23 July 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
23 July 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

W F Sandford

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of a holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

W F Sandford

8. State the nature of the transaction:

Exercise of executive share options and subsequent disposal of shares. Details are as follows:

Ordinary Shares under option	*Date of Grant*	*Exercise Price (£)*	*Number Disposed*	*Sale Price (£)*
25,232	20/07/2005	10.70	25,232	17.3322

9. Number of shares, debentures or financial instruments relating to shares acquired:

25,232 shares acquired on exercise.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

25,232

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

See 8 above

14. Date and place of transaction:

22 July 2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N/A

16. Date issuer informed of transaction:

23 July 2008

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
23 July 2008

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Aviva plc and its subsidiaries

4. Full name of shareholder(s) (if different from 3.):

BNY Norwich Union Nominees Limited	1,930,045*
BT Globenet Nominees Limited	5,850*
Chase GA Group Nominees Limited	4,907,655*
Chase Nominees Limited	452,610*
CUIM Nominee Limited	1,405,576*
Tridos SICAV I Values Equity Fund	4,100*
Vidacos Nominees Limited	15,110*
BNP Paribas – London	70,000
Chase Nominees Limited	692,144
State Street Nominees Limited	787,492
Triodos Meerwaarde Aandelen Fonds	50,000
Triodos Meerwaarde Mixfonds	8,300
Vidacos Nominees Limited	292,522
White Rose Nominees Limited	3,380
RC Greig Nominees Limited	1,300

   * denotes direct interest

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   24 July 2008

6. Date on which issuer notified:

   28 July 2008

7. Threshold(s) that is/are crossed or reached:

   >5% to <5% change at Combined Interest Level

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

Number of shares: 13,749,083

Number of voting rights: 13,749,083

Resulting situation after the triggering transaction:

Number of shares (direct): 8,720,946

Number of voting rights (direct): 8,8,720,946

Number of voting rights (indirect): 1,905,138

% of voting rights (direct): 4.06%

% of voting rights (indirect): 0.89%

Total voting rights: 10,626,084 shares (4.95%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   See section 4

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

    Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

    020 7269 8461

29 July 2008

END